Exhibit 99.4

October 17, 2018	TSX: ACB

Aurora Cannabis applauds federal government’s move to accelerate pardons for Canadians with simple cannabis possessions convictions

EDMONTON, AB - October 17, 2018 -Aurora Cannabis Inc. (“Aurora” or the “Company”) (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) applauds the federal government’s plan to create a quicker and more efficient pardon process for the 500,000 Canadians who live with the stigma of minor possession charges.

“We applaud this positive move, which will create meaningful change for the 500,000 Canadians who deal every day with the effects of simple possession charges,” said Jonathan Zaid, Aurora’s Director of Advocacy and Corporate Social Responsibility. “Steps to amend this injustice are long overdue but entirely welcome and we congratulate the government for acting.”

While Aurora supports any move providing cannabis amnesty for those affected, it shares the concerns of members of the activist community who hoped the government would have gone further in today’s announcement by offering record expungement, a process that would have more definitively and completely removed cannabis possession charges from a person’s criminal record.

Marginalized communities make up a disproportionate ratio of the 500,000 who have faced cannabis charges. Aurora has strongly encouraged the government to provide amnesty for personal possession offenses and supported the Campaign for Cannabis Amnesty through a $50,000 contribution earlier this year.

Aurora urges the federal government to act swiftly and ensure that clear guidelines are provided across the justice system so that new cannabis-related offenses are handled appropriately. The company continues its advocacy work in this area, alongside cannabis activists, to ensure their voices are heard.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world’s largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora’s facilities is built to meet European Union (EU) GMP standards, and its first production facility, its recently acquired MedReleaf Markham facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company’s rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, Anandia Labs and MedReleaf - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), Capcium Inc. (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

For more information about Aurora, please visit our investor website investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO

Aurora Cannabis Inc.

MEDIA CONTACTS

Heather MacGregor, Director of Communications

Aurora Cannabis

M : (416) 509-5416

heather.macgregor@auroramj.com

www.auroramj.com

Nicole Lascelle, Gestionnaire des Relations

communautaires et communications

Community Relations &

Communications Manager

Aurora Cannabis
M : (438) 828-4834

Nicole.lascelle@auroramj.com

www.auroramj.com

INVESTOR RELATIONS

Marc Lakmaaker, Vice President,

Investor Relations

Aurora Cannabis

M: (647) 269-5523

marc.lakmaaker@auroramj.com

www.auroramj.com

Rob Kelly, Director, Investor Relations

Aurora Cannabis

M: (647) 331-7228

rob.kelly@auroramj.com

www.auroramj.com